

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Wang Dian
Chief Executive Officer
Hywin Holdings Ltd.
F3, Hywin Financial Centre
8 Yincheng Mid. Road
Pudong New District , Shanghai 200120
People's Republic of China

      Re: Hywin Holdings Ltd.
            Form 20-F for Fiscal Year Ended June 30, 2022
            Filed October 12, 2022
            File No. 001-40238

Dear Wang Dian:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance

cc: LOK Wai